UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.   )(1)

Qsound Labs, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

74728C307

(CUSIP Number)

December 16, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74728C307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Ventures International

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 869,565(1) (2)

	6.	Shared Voting Power 869,565 (1) (2)

	7.	Sole Dispositive Power 869,565 (1) (2)

	8.	Shared Dispositive Power 869,565(1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,565(1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%(3)

12.	Type of Reporting Person (See Instructions) CO

(1)           Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

(2)           Includes 521,739 shares issuable upon the exercise of presently exercisable warrants.

(3)           Based on 7,936,824 outstanding shares of the issuer’s Common Stock as stated in the Company’s Registration Statement on Form F-3 (Reg. No. 333-121871).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Heights Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 869,565(1) (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 869,565(1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,565 (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%**

12.	Type of Reporting Person* (See Instructions) CO

(1)           Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

(2)           Includes 521,739 shares issuable upon the exercise of presently exercisable warrants.

(3)           Based on 7,936,824 outstanding shares of the issuer’s Common Stock as stated in the Company’s Registration Statement on Form F-3 (Reg. No. 333-121871).

Item 1.
	(a)	Name of Issuer Qsound Labs, Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 400-3115 12 Street NE, Calgary, AB, Canada T2E7J2

Item 2.
	(a)	Name of Person Filing (1) Capital Ventures International (a “Reporting Person”) (2) Heights Capital Management, Inc. (a “Reporting Person”)
(b)

Address of Principal Business Office or, if none, Residence
(1) One Capitol Place, P.O. Box 1787 GT, Grand Cayman, Cayman Islands, B.W.I.

(2) 101 California Street, Suite 3250, San Francisco, California 94111

	(c)	Citizenship (1) Cayman Islands (2) Delaware
	(d)	Title of Class of Securities Common Stock, no par value per share, of the Company (“Common Stock”)
	(e)	CUSIP Number 74728C307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(1)	Capital Ventures International
	(a)	Amount beneficially owned: 869,565 (1) (2)
	(b)	Percent of class: 9.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 869,565(1) (2)
		(ii)	Shared power to vote or to direct the vote 869,565 (1) (2)
		(iii)	Sole power to dispose or to direct the disposition of 869,565 (1) (2)
		(iv)	Shared power to dispose or to direct the disposition of 869,565 (1) (2)
	(2)	Heights Capital Management, Inc.
	(a)	Amount beneficially owned: 869,565 (1) (2)
	(b)	Percent of class: 9.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 869,565 (1) (2)
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 869,565 (1) (2)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 10, 2004

Capital Ventures International

By: Heights Capital Management, Inc., pursuant to a Limited Power of Attorney, a copy of which is filed as Exhibit A hereto.

By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel
and Secretary

Heights Capital Management, Inc.

By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel
and Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
A	Limited Power of Attorney
B	Joint Filing Agreement, dated January 10, 2005, pursuant to Rule 13d-1(k) between Capital Ventures International and Heights Capital Management, Inc.

Exhibit A

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 3rd day of April, 1999 by Capital Ventures International (hereinafter called “the Company”), whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1781, Grand Cayman Islands, B.W.I.

WHEREAS, by agreement dated March 10, 1997, by and between the Company and Heights Capital Management, the Company expressly authorized Heights Capital Management to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked “Appendix 1.”

NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodburne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the firm of HEIGHTS CAPITAL MANAGEMENT which through  its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
CAPITAL VENTURES INTERNATIONAL	/s/ Ian A.N. Wight
was hereunto affixed in the presence of:	Ian A.N. Wight
(Director)

/s/ Woodburne Associates
Woodburne Associates
(Cayman) Limited
Secretary

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of Qsound Labs, Inc., dated January 10, 2005, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934.

Date: January 10, 2005	Capital Ventures International

By: Heights Capital Management, Inc. pursuant to a Limited Power of Attorney, a copy of which is filed as Exhibit A to the Schedule 13G

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel and Secretary

Date: January 10, 2005	Heights Capital Management, Inc.

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel and Secretary